

December 16, 2013

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Depomed, Inc.
Form 10-K for the year ended December 31, 2012
Filed February 22, 2013
File No. 001-13111

Dear Mr. Riedler:

This is in response to your letter dated December 13, 2013 on the above referenced matter. This will confirm that I signed the Depomed Form 10-K for the year ended December 31, 2012 in my capacity as principal financial officer and principal accounting officer. My signature block will be revised in future filings to reflect that I sign in those capacities.

We acknowledge that:

- Depomed is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- Depomed may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (510) 744-8000 if you have any questions.

Very truly yours,



August J. Moretti
Chief Financial Officer

cc: Matthew Gosling
        Amy Reischauer
        Bryan Pitko